April 6, 2005

via U.S. Mail

Jacob Herskovits,
Chief Executive Officer
Cell Power Technologies, Inc.
1428 36th Street, Suite 205
Brooklyn, New York 11218


Re:		Cell Power Technologies, Inc.
			Form SB-2/A filed March 23, 2005
      File No. 333-120573

      Form 10-QSB filed March 17, 2005 for the period ended
January
31, 2005
      File No. 0-50062

      Response Letter dated March 23, 2005

Dear Mr. Herskovits:

      We have limited our review of the above filings and response letter and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Risk Factors, page 7
1. In light of the material weakness identified by your independent registered auditors during the fiscal quarter ended January 31, 2005, please provide a risk factor that delineates the significant deficiency identified by your auditors, the importance of royalty revenue to your operations, and the impact to your financial results and operations resulting from the identified material weakness. We have recently received..., page 8

2. Please remove the mitigating language regarding your opinion of the enforceability of the First Amendment and your belief that Global
Link will be unsuccessful in its claim from the heading of this risk factor and from the disclosure in the risk factor.
Selling Stockholders, page 26

3. Your response to our prior comment 5 is inconsistent. In the second sentence, you state that certain of the broker-dealers are identified as underwriters, yet in the last sentence, you state that
"none of the broker-dealers...are underwriters." Please clarify your response accordingly.
4. Unless the broker-dealers identified in the footnotes to the Selling Stockholder table received their shares as compensation for investment banking services, they must be identified as underwriters in the prospectus, as opposed to stating they "may be" underwriters.
As such, if the broker-dealers did not receive the shares as compensation for investment banking services, then revise the footnotes to the Selling Stockholder table and the Plan of Distribution to indicate such selling stockholders are underwriters.
Form 10-QSB for the period ended January 31, 2005

Item 3. Controls and Procedures
5. It is not apparent that your Chief Executive Officer (and Principal Financial and Accounting Officer) has provided the conclusions required by Item 307 of Regulation S-B regarding the effectiveness of the company`s disclosure controls and procedures. Although you state that an evaluation of disclosure controls and procedures was performed, you do not indicate the conclusions resulting from such evaluation, particularly in light of the identified deficiency reported. Revise your disclosure to clearly state the conclusions regarding your disclosure controls and procedures. In revising your disclosure, please take into consideration whether the material weakness identified by your auditors is an aspect of "internal control over financial reporting that [is] subsumed within disclosure controls and procedures."  We
may have further comments.   See Release No. 8238 at Part II. E.
and
Item 307 of Regulation S-B.
6. Given the identification by your independent registered public accounting firm, Marcum & Kliegman LLP, of a significant deficiency that is considered to be a material weakness, during their review of your first quarter results, supplementally explain to us in detail:

(a) How the internal control deficiency was identified;

(b) Why the internal control deficiency was not identified earlier;

(c) What the quantitative and qualitative impacts were of the internal control deficiency identified;

(d) If the adjustments that resulted from the internal control deficiency identified were confined to your first quarter results and if yes, why no earlier periods were affected; and,

(e) Whether or not the internal control deficiency has been corrected.

7. Please revise your disclosure to expand upon the remedial actions, if any, that you may be taking to address the deficiency identified.
For example, we note from your disclosure that you "are committed to addressing and resolving [the] matter by instituting procedures and devoting the resources [you] need to ensure that...revenue is recorded accurately and on a timely basis." Please disclose the specific steps you are taking to address and resolve the material deficiency. Rather than state that you have discussed the material weakness "in detail" with your auditors, disclose, what, if any, were the specific recommendations that your auditors indicated must be made to resolve the deficiency and to what extent you have implemented any such specific recommendations to date. Have you established a timeline for implementing specific recommendations? If so, this information should be disclosed. Finally, provide quantitative information regarding the cost of such remedial actions.

Changes in Internal Control Over Financial Reporting, page 16
8. Given the material weakness identified, please eliminate the qualifying phrase "Except as noted above" when reporting on changes in internal controls over financial reporting. Instead, clearly state
whether the material weakness materially affects, or is reasonably likely to material affect, your internal control over financial reporting. We may have further comments.
9. Please clarify the period that you are referring to when you state
that there have been no changes that materially affect or are reasonably likely to materially affect, your internal controls over financial reporting. We note, for example, that you state " there have not been any changes...that occurred during the last calendar (emphasis added) year that have materially affected, or are reasonably likely to materially affect, [y]our internal control over financial reporting." Why is the evaluation period referenced the "calendar year" ended December 31, 2004, if the fiscal quarter
covered by the evaluation, ends January 31, 2005?    Please revise
or
advise. In this regard, we refer you to our prior comment requesting that you explain to us on a supplemental basis, whether the material weakness identified by your auditors impacted more than just your first quarter results. We may have further comments.

Closing Comments
	As appropriate, please respond to this letter within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	All questions relating to the above should be directed to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to the undersigned at (202) 942-1830. Direct all correspondence to the following ZIP code: 20549-0405.






      Sincerely,

      H. Roger Schwall
							Assistant Director
cc: 	via facsimile
      Stephen Fleming, Esq.
      (212) 930-9725

      M.Duru

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Cell Power Technologies, Inc.
April 6, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE